MAIL STOP 03-08
	December 29, 2004

Mr. Ian Valentine, CEO
Brands Shopping Network, Inc.
13431 Beach Avenue
Marina Del Rey, CA 90292

	RE:	Brands Shopping Network, Inc.
		Information Statement filed on Schedule 14C
		Commission File No. 0-32473
		Amendment Filed on December 20, 2004

Dear Mr. Valentine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contacts between United Fuel and BSN, page 22

1. We note your response to prior comment 13. Please elaborate on the disclosure you included. For example, please discuss who the United Fuel board of directors retained to search for a reverse merger target and provide further analysis regarding the determination of the merger consideration.

Action 2 - Amendment to the Articles of Incorporation, page 25
2. Please disclose whether you have any current plans to acquire any other businesses.

* * * *


	You may contact Brian McAllister at (202) 824-5664 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-2824, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202) 942-1900
with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Ryan S. Hong, Esq.
	Fax:	(310) 208-1154

	Roger W. Byrd, Esq.
	Fax:	(866) 947-1271


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Brands Shopping Network, Inc.
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